Annie May's New England, LLC

Financial Statements

December 31, 2018

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

ANNIE MAY'S NEW ENGLAND, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member
Annie May's New England, LLC
Newtonville, Massachusetts

We have reviewed the accompanying financial statements of Annie May's New England, LLC (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations and member's equity and cash flows for the period from July 3, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Keiter

September 25, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

ANNIE MAY'S NEW ENGLAND, LLC

Balance Sheet
December 31, 2018

Assets

Current assets:		
Cash	$	29,916
Prepaid expenses		3,817
Total current assets		33,733
Security deposit		3,817
	$	37,550

Liabilities and Member's Equity

Current liabilities:		
Accrued expenses	$	8,233
Member's equity		29,317
	$	37,550

See report of independent accountants and accompanying notes to financial statements.

ANNIE MAY'S NEW ENGLAND, LLC

Statement of Operations and Member's Equity
For the period from July 3, 2018 (inception) to December 31, 2018

Sales	$ -
Operating expenses:	
Rent expense	7,918
Insurance	7,850
Professional fees	2,861
Wages	1,846
General and administrative	208
Total operating expenses	20,683
Net loss	(20,683)
Member's equity, beginning of period	-
Contribution from member	50,000
Member's equity, end of period	$ 29,317

See report of independent accountants and accompanying notes to financial statements.

ANNIE MAY'S NEW ENGLAND, LLC

Statement of Cash Flows
For the period from July 3, 2018 (inception) to December 31, 2018

Cash flows from operating activities:		
Net loss	$	(20,683)
Adjustments to reconcile net loss to net cash from operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(3,817)
Security deposit		(3,817)
Accrued expenses		8,233
Net cash used in operating activities		(20,084)
Cash flows provided by financing activities:		
Contribution from member		50,000
Net change in cash		29,916
Cash, beginning of period		-
Cash, end of period	$	29,916

See report of independent accountants and accompanying notes to financial statements.

ANNIE MAY'S NEW ENGLAND, LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Annie May's New England, LLC (the "Company") was founded in July 2018 and operates out of Newtonville, Massachusetts. The Company owns the Northeast regional rights to the Annie May franchise. The Company intends to open franchise locations throughout the Northeast specializing in allergen free baked goods.

Management's Plans: The Company's strategic plan for 2019 and beyond is focused on increasing profitability and organic growth. These objectives will be achieved by opening a new location and releasing a new cutting edge product line in order to expand distribution, increase the Company's brand's appeal to consumers and gain additional market share. The Company believes that the combination of its strategic plan, capital contributions from its member, and the access to additional financing through its crowdfunding campaign will enable the Company to continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment in the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1. Summary of Significant Accounting Policies, Continued:

Recent Accounting Pronouncements:

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through September 25, 2019, the date the financial statements were available to be issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2. Lease:

The Company leases its retail location under a non-cancelable operating lease agreement that expires in 2023. The lease contains an optional renewal for an additional five years upon the expiration of the initial lease term. The lease also calls for monthly rent increases and the Company records rent on a straight-line basis. As of December 31, 2018, the deferred rent was $7,658 included in accrued expenses on the accompanying balance sheet. The Company is also required to pay for various fees related to common area maintenance. The lease requires a security deposit of $3,817 included on the accompanying balance sheet. The total rent expense related to this location was $7,918 for 2018.

2. Lease, Continued:

Minimum future lease payments for the retail location at December 31, 2018 are as follows:

Year	Amount
2019	$ 45,800
2020	45,800
2021	47,174
2022	48,589
2023	50,047
	$ 237,410